SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: August 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Announces Record Quarterly Sales and Earnings and Reconfirms Recent
Upward Revision of Full Year Guidance
— Third Quarter E.P.S. up by 29.5% over Strong Prior Year Comparative —
— Company Announces Capacity Expansion Plans for Fiscal 2006 to Pursue Growth Strategy and Enter
Athletic Sock Market —

Montréal, Wednesday, August 3, 2005 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for the third quarter and nine months ended July 3, 2005. The Company also reconfirmed its recently increased earnings guidance for the balance of the fiscal year, and announced its capital expenditure and capacity expansion plans for fiscal 2006.

Third Quarter Sales and Earnings

Gildan reported third quarter net earnings of U.S. $34.1 million or U.S. $0.57 per share, up respectively 30.2% and 29.5% from the third quarter of last year. Gildan had announced on July 12, 2005 that it expected E.P.S. for the third quarter to be at least 10% above the top end of its previous guidance for the third quarter, which had called for E.P.S. of approximately U.S. $0.50 per share. Gildan's third quarter results were a record for the Company for any fiscal quarter.

Compared to last year, the increase in third quarter net earnings was driven by continuing strong growth in unit volume sales, more favourable product-mix and lower costs of cotton. These positive factors were partially offset by lower selling prices, increased costs for transportation, and higher selling, general and administrative expenses.

Sales in the third quarter amounted to U.S. $198.9 million, up 18.1% from the third quarter a year ago, reflecting a 15.3% increase in unit shipments and more favourable product-mix, partially offset by lower selling prices. The Company continued to achieve strong market share increases in all product categories, in spite of capacity constraints which restricted its ability to maximize sales growth in the quarter.

The value of the S.T.A.R.S. market growth and market share data for the U.S. wholesale distribution market continues to be reduced by non-participation by major distributors. With this caveat, the table below summarizes the S.T.A.R.S. data for the quarter ended June 30, 2005. In calculating year-over-year growth rates, S.T.A.R.S. has adjusted prior period comparatives to exclude sales through distributors no longer participating in the S.T.A.R.S. report.

Gildan Market Share Q3 2005	Gildan Market Share Q3 2004		Gildan Unit growth Q3 2005 vs Q3 2004	Industry Unit growth Q3 2005 vs Q3 2004
36.2%	29.6%	T-shirts	27.8%	3.8%
32.4%	23.0%	Sport shirts	39.2%	(3.1) %
25.3%	16.4%	Fleece	101.3%	29.4%

Gross margins in the third quarter were 31.6%, compared with 30.3% in the third quarter of last year. The increase in gross margins was due to more favourable product-mix and lower cotton costs, partially offset by the impact of higher transportation costs.

Selling, general and administration expenses were U.S. $19.1 million, or 9.6% of sales, compared with U.S. $15.6 million, or 9.3% of sales, in the third quarter of fiscal 2004. The higher SG&A expenses reflected higher distribution expenses, provision for higher performance-related compensation expenses, and the stronger Canadian dollar, in addition to the continuing development of the organization to support the Company’s ongoing growth strategy. The cost of operating the Company’s U.S. distribution center was negatively impacted in the third quarter by the start-up of a new warehouse management system to increase distribution capacity. Although the new system was implemented quickly and successfully, it resulted in additional costs during the start-up phase.

Nine Months Earnings

Net earnings for the first nine months of fiscal 2005 were U.S. $64.6 million, or U.S. $1.08 per share, before the special charge recorded in the second quarter for the closure and relocation of the Canadian yarn-spinning facilities. These results were up 38.3% and 38.5% respectively from net earnings of U.S. $46.7 million or U.S. $0.78 per share in the first nine months of last year, after adjusting last year's earnings for the negative impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004. Net earnings and E.P.S. for the first nine months of fiscal 2005 were U.S. $56.8 million and U.S. $0.95 per share after the special charge, compared with net earnings and E.P.S. as reported of U.S. $43.4 million and U.S. $0.73 per share in the first nine months of fiscal 2004.

Earnings Outlook

On July 12, 2005, the Company increased its E.P.S. guidance for the full 2005 fiscal year from approximately U.S. $1.40 per share to approximately U.S. $1.50 per share before the special charge for the closure and relocation of the Canadian yarn-spinning operations, and approximately U.S. $1.37 per share after the charge. The Company continues to be comfortable with its revised guidance. The Company is projecting E.P.S. of approximately U.S. $0.42 per share for the fourth quarter, up approximately 23.5% from U.S. $0.34 per share in the fourth quarter of fiscal 2004, before the special charge in the fourth quarter of last year to reflect the Company's contractual obligations to H. Greg Chamandy.

Cash Flow and Capacity Expansion Plans

During the third quarter, the Company generated U.S. $15.9 million of free cash flow. (Free cash flow is defined as cash flow from operating activities less cash flow from investing activities.) Capital expenditures amounted to U.S. $23.6 million, including the investment in a new yarn-spinning facility by Gildan's joint venture with Frontier Spinning Mills, Inc., which is now fully consolidated in Gildan's financial statements. The Company utilized U.S. $17.5 million in the third quarter for the second scheduled principal repayment of Gildan's U.S. senior notes, and ended the quarter with cash and cash equivalents of U.S. $30.8 million. Gildan continues to project capital expenditures of approximately U.S. $85 million for the full 2005 fiscal year. The Company expects to generate free cash flow of approximately U.S. $10 million in fiscal 2005, and to end the fiscal year with cash and cash equivalents of approximately U.S. $65 million.

Gildan also announced that it planned to spend approximately U.S. $105 million for its capital expenditure program in fiscal 2006. In addition to completing the ramp-up and expansion of the Company’s new textile facility in the Dominican Republic, the Company intends to construct two new facilities at its Rio Nance site in Honduras, one for the manufacture of its existing products, and one for production of athletic socks. Gildan believes that entry into the athletic sock market represents a significant growth opportunity for the Company, which will complement its overall retail strategy and leverage its existing core competencies and low-cost offshore manufacturing expertise.

Disclosure of Outstanding Share Data

As of July 29, 2005 there were 59,877,705 common shares issued and outstanding along with 644,089 options outstanding. The number of shares and options outstanding reflects the 2-for-1 stock split which was approved by Gildan’s Board of Directors on May 4, 2005, and effected early in the third quarter.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,000 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

This release includes reference to certain Non-GAAP Financial Measures such as net earnings and earnings per share before the special charge, net earnings and earnings per share before the impact of the functional currency adjustment on cost of sales, and free cash flow. The Company uses and presents certain Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 73386768, or by live sound web cast on Gildan’s Internet site (“Investor Relations” section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 41582395, until Wednesday August 10, 2005 at midnight, or by sound web cast on Gildan’s Internet site for 30 days.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$198,901	$168,429	$473,179	$387,757
Cost of sales	136,091	117,443	328,309	278,134

Gross profit	62,810	50,986	144,870	109,623

Selling, general and administrative expenses	19,134	15,629	53,746	42,177

Special charge (note 2)	–	–	11,886	–

Earnings before the undernoted items	43,676	35,357	79,238	67,446

Depreciation and amortization	6,043	5,517	18,413	15,698
Interest expense	1,191	1,626	3,691	4,970
Earnings of non-controlling interest	72	–	187	–

Earnings before income taxes	36,370	28,214	56,947	46,778

Income tax expense (note 3)	2,223	1,986	101	3,345

Net earnings	$34,147	$26,228	$56,846	$43,433

Basic EPS	$0.57	$0.44	$0.95	$0.73

Diluted EPS	$0.57	$0.44	$0.95	$0.73

Weighted average number of shares outstanding (in thousands)
Basic	59,816	59,256	59,613	59,152
Diluted	60,270	59,718	60,042	59,678

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 3, 2005	July 4, 2004	July 3, 2005	July 4, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	$34,147	$26,228	$56,846	$43,433
Adjustments for:
Depreciation and amortization	6,043	5,517	18,413	15,698
Future income taxes	1,431	320	(1,943)	1,781
Loss on fixed assets	287	1,079	8,646	1,138
Other	629	(369)	1,200	(305)

	42,537	32,775	83,162	61,745
Net changes in non-cash working capital balances:
Accounts receivable	(23,863)	(9,270)	(26,552)	(29,889)
Inventories	9,304	16,611	(14,732)	(9,994)
Prepaid expenses and deposits	325	669	(3,114)	(1,010)
Accounts payable and accrued liabilities	7,548	1,700	5,437	(2,464)
Income taxes payable	324	1,570	400	(195)

	36,175	44,055	44,601	18,193
Cash flows from financing activities:
Increase in long-term debt	1,139	–	2,420	4,125
Repayment of long-term debt	(17,569)	(19,031)	(18,495)	(20,655)
Contribution by non-controlling interest	–	–	2,500	–
Proceeds from the issuance of shares	1,310	48	4,997	1,570

	(15,120)	(18,983)	(8,578)	(14,960)
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(23,563)	(9,221)	(66,693)	(35,794)
Decrease in assets held for sale	2,599	–	2,599	–
Decrease (increase) in other assets	676	(118)	(1,933)	(190)

	(20,288)	(9,339)	(66,027)	(35,984)
Effect of exchange rate changes on cash
and cash equivalents	(26)	(52)	117	505

Net increase (decrease) in cash and cash equivalents
during the period	741	15,681	(29,887)	(32,246)

Cash and cash equivalents, beginning of period	30,043	21,413	60,671	69,340

Cash and cash equivalents, end of period	$30,784	$37,094	$30,784	$37,094

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	July 3, 2005	October 3, 2004	July 4, 2004
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$30,784	$60,671	$37,094
Accounts receivable	112,354	85,317	94,342
Inventories	131,803	116,615	113,497
Prepaid expenses and deposits	6,426	3,243	4,694
Future income taxes	9,943	8,149	4,558

	291,310	273,995	254,185

Fixed assets	249,984	211,693	199,825
Assets held for sale	5,426	–	–
Other assets	4,928	3,127	3,321

Total assets	$551,648	$488,815	$457,331

Current liabilities:
Accounts payable and accrued liabilities	$81,425	$74,607	$64,606
Income taxes payable	2,400	1,966	3,753
Current portion of long-term debt	19,724	18,610	18,601

	103,549	95,183	86,960

Long-term debt	24,159	37,979	38,430
Future income taxes	28,373	28,058	22,436
Non-controlling interest	5,548	–	–

Shareholders' equity:
Share capital	83,167	78,170	77,060
Contributed surplus	1,262	681	519
Retained earnings	279,342	222,496	205,678
Cumulative translation adjustment	26,248	26,248	26,248

	390,019	327,595	309,505

Total liabilities and shareholders' equity	$551,648	$488,815	$457,331

See accompanying notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to Interim consolidated financial statements

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.

The July 3, 2005 unaudited consolidated financial statements include the consolidation of Cedartown Manufacturing LLC (“Cedartown”), the Company’s 50% owned joint-venture with Frontier Spinning Mills, Inc. Prior to fiscal 2005, the Company accounted for its investment in Cedartown using the proportionate consolidation method. The consolidation of Cedartown at October 4, 2004, the beginning of Gildan’s 2005 fiscal year, increased total assets by $7.9 million and total liabilities by $5.0 million, while creating a non-controlling interest of $2.9 million. Under generally accepted accounting principles, the application of either the consolidation or the proportionate consolidation method of accounting for equity interests results in the same net earnings inclusion, and accordingly the Company’s net earnings was not be affected by this change.

2.

During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations. A major portion of the equipment was transferred to a new yarn-spinning facility in Clarkton, North Carolina, which is operated by the Company’s joint-venture with Frontier Spinning Mills, Inc. For the nine months ended July 3, 2005 the Company reported closure costs of $7.8 million after tax, or $0.13 per share, which consist mainly of a writedown to their estimated fair value of assets held for sale, as well as severance costs.

3.

The income tax expense of $0.1 million for the nine months ended July 3, 2005 included the income tax recovery arising from the special charge of the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005. Excluding the impact of the tax recovery due to the closure costs, the tax provision for nine months ended July 3, 2005, was $4.2 million, resulting in a tax rate of 6.1%, compared to a tax rate of 7.2% for the same period last year.

4.	Adjusted net earnings and adjusted diluted E.P.S.

	Nine months ended	Nine months ended
	July 3, 2005	July 4 , 2004

Net earnings as reported	$ 56,846	$ 43,433
Adjustment	7,801	3,251

Adjusted net earnings	$ 64,647	$ 46,684

Diluted E.P.S. as reported	$ 0.95	$ 0.73
Adjustment	0.13	0.05

Adjusted diluted E.P.S.	$ 1.08	$ 0.78

The adjustment for fiscal 2005 relates to the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005, as described in note 2 above. The adjustment for fiscal 2004 relates to the impact of the functional currency change on cost of sales as a result of revaluing opening inventories which were consumed in the first half of fiscal 2004.

5.	Certain comparative figures have been reclassified in order to conform to the current year’s presentation.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Pierre Poirier
Pierre Poirier
Director, Legal Services

Date: August 3, 2005